Exhibit 16.1

September 30, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 (a) of Form 8-K of Addentax Group Corp. dated September 30, 2020, and we agree with the statements concerning us in section (a) contained therein. We have no basis to agree or disagree with other statements of the Company contained therein.

Very truly yours,

/s/ Pan-China Singapore PAC